EXHIBIT 99.3

Consolidated Financial Statements
For the years ended December 31, 2009 and 2008

(Expressed in U.S. dollars)

Banro Corporation
Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in U.S. dollars)

Contents

Management’s report	3

Auditors’ report	4

Report of Independent Registered Chartered Accountants	5

Consolidated Financial Statements

Balance Sheets	6

Statements of Operations and Other Comprehensive Loss	7

Statements of Changes in Shareholders’ Equity	8

Statements of Cash Flows	9

Summary of Significant Accounting Policies	10-16

Notes to Financial Statements	17-36

Management's Report

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Banro Corporation.  The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements.  The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal controls.  These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.  The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control.  The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements.  The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2009 have been audited by Deloitte & Touche LLP, independent registered chartered accountants and licensed public accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Michael J. Prinlsoo”	(Signed) ”Donat K. Madilo”
Michael J. Prinsloo	Donat K. Madilo
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
March 29, 2010

Auditors' Report

To the Board of Directors and Stockholders of
Banro Corporation

We have audited the consolidated balance sheet of Banro Corporation and subsidiaries (the “Company”) as at December 31, 2009 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows of the Company for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The Company’s consolidated financial statements as at and for the year ended December 31, 2008 were audited by other auditors whose report, dated March 26, 2009, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commissions and our report dated March 29, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Stockholders of
Banro Corporation

We have audited the internal control over financial reporting of Banro Corporation  (the “Company”)  as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over financial reporting on Form 40-F.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 29, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 29, 2010

Banro Corporation
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	December 31, 2009	December 31, 2008

Assets

Current
Cash	$44,468,432	$2,353,600
Short term investments (Notes 2 and 12)	21,547,571	-
Advances receivable	89,821	93,083
Prepaid expenses and deposits	5,463,023	268,716
	71,568,847	2,715,399

Restricted cash (Notes 2 and 12)	-	5,074,414
Investment (Note 3)	1,991,682	764,145
Property, plant and equipment (Note 4)	8,979,907	828,344
Mineral properties (Note 5)	123,521,370	105,891,819
	$206,061,806	$115,274,121
Liabilities and Shareholders’ Equity

Current
Accounts payable	$1,930,963	$3,465,331
Accrued liabilities	301,109	829,853
	2,232,072	4,295,184
Commitments and guarantees (Notes 8 and 12)

Shareholders’ equity
Share capital	253,231,560	158,527,626
Contributed surplus	17,672,666	14,761,134
Deficit	(67,074,492)	(62,309,823)
	203,829,734	110,978,937
	$206,061,806	$115,274,121

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	105,961,938	52,482,938

On behalf of the Board
(signed) “Michael J. Prinsloo”	Director	(signed) “Arnold T. Kondrat”	Director
Michael J. Prinsloo		Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in U.S. dollars)

For the years ended December 31	2009	2008	2007

Expenses
Professional fees	$866,777	$686,249	$626,859
Consulting fees	278,337	651	43,380
Office and sundry	1,048,148	894,523	886,407
Salary	2,152,458	2,101,014	1,653,228
Employee stock based compensation	2,004,381	1,429,438	5,734,295
Travel	657,273	557,466	685,306
Shareholder relations and promotion	432,406	454,533	554,805
Directors’ fees	120,000	115,000	90,000
Interest and bank charges	20,300	25,038	21,398
Amortization	39,319	32,106	24,362
Foreign exchange (gain) loss	(7,442,365)	709,115	(3,276,337)
Total Expenses	(177,034)	(7,005,133)	(7,043,703)
Interest income	151,016	433,560	2,007,426
Loss from operations	(26,018)	(6,571,573)	(5,036,277)
Share of equity loss of BRC DiamondCore Ltd. (Note 3)	(215,154)	(14,256)	(480,271)
Loss on debt settlement agreement (Note 3)	(3,286,153)	-	-
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3)	-	11,363,090	1,124,779
Reduction in value of investment in BRC DiamondCore Ltd. (Note 3)	(1,237,344)	(13,247,753)	-
Gain on sale of investment in Nevada Bob’s International Inc.	-	-	9,412
Effect of deconsolidation of Loncor Resources Inc.	-	-	66,552
Net loss for the year	(4,764,669)	(8,470,492)	(4,315,805)
Fair value adjustment on available-for-sale investment	(484,576)	(13,247,753)	-
Reduction in value of investment in BRC DiamondCore Ltd. (Note 3)	484,576	13,247,753	-
Translation of self-sustaining foreign operations	-	-	496,286
Comprehensive loss for the year	$(4,764,669)	$(8,470,492)	$(3,819,519)

Deficit, beginning of the year	$(62,309,823)	$(53,839,331)	$(49,523,526)
Net loss for the year	(4,764,669)	(8,470,492)	(4,315,805)
Deficit, end of the year	$(67,074,492)	$(62,309,823)	$(53,839,331)
Loss per share basic and diluted (Note 6(e))	$(0.06)	$(0.19)	$(0.11)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollars)

	Number of Shares	(Note 6) Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit

December 31, 2006	38,600,637	$130,181,820	$6,873,851	$7,284	$(49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	-	-	-	(18,825)	-
Share of BRC contributed surplus (Note 3)	-	-	333,270	-	-
Issuance of stock options	-	-	9,751,397	-	-
Options exercised	1,259,500	6,411,671	(2,957,844)	-	-
Reversal of fair value upon disposition of investment available-for-sale	-	-	-	18,825	-
Translation of equity investment	-	-	-	496,286	-
Net loss for the year	-	-	-	-	(4,315,805)

December 31, 2007	39,860,137	$136,593,491	$14,000,674	$503,570	$(53,839,331)
Transfer to investment for BRC upon loss of significant influence (Note 3)	-	-	(333,270)	(503,570)	-
Issuance of stock options	-	-	1,924,641	-	-
Options exercised	622,801	3,734,757	(830,911)	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(13,247,753)	-
Reduction in value of investment other than temporary (Note 3)	-	-	-	13,247,753	-
Issued share capital	12,000,000	21,000,000	-	-	-
Financing costs	-	(2,800,622)	-	-	-
Net loss for the year	-	-	-	-	(8,470,492)

December 31, 2008	52,482,938	$158,527,626	$14,761,134	$-	$(62,309,823)

Issued share capital	53,479,000	100,357,254	-	-	-
Financing costs	-	(5,653,320)	-	-	-
Issuance of stock options	-	-	2,911,532	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(484,576)	-
Reduction in value of investment other than temporary (Note 3)	-	-	-	484,576	-
Net loss for the year	-	-	-	-	(4,764,669)
December 31, 2009	105,961,938	$253,231,560	$17,672,666	$-	$(67,074,492)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

 Banro Corporation
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

For the years ended December 31	2009	2008	2007
Cash provided by (used in)
Operating activities
Net loss for the year	$(4,764,669)	$(8,470,492)	$(4,315,805)
Adjustments to reconcile loss to net cash used in operating activities
Unrealized foreign exchange (gain) loss	(4,690,616)	466,550	(6,050,315)
Share of equity loss	215,154	14,256	480,271
Loss on debt settlement agreement	3,286,153	-	-
Gain on dilution of interest	-	(11,363,090)	(1,124,779)
Reduction in value of BRC DiamondCore Ltd.	1,237,344	13,247,753	-
Stock based compensation – employees (Note 6(d))	2,004,381	1,429,438	5,087,460
Stock based compensation - consultant (Note 6(d))	92,116	-	-
Amortization	39,319	32,106	24,362
Accrued interest on short term investments	(993)	566,327	172,624
Gain on disposition of investment in Nevada Bob’s International	-	-	(9,412)
Gain on disposition of investment in Loncor	-	-	(66,552)
Changes in non-cash working capital
Advances receivable	3,262	(2,903)	(53,001)
Prepaid expenses and deposits	(5,173,876)	31,000	(82,122)
Accounts payable	(278,794)	(19,086)	743,530
Accrued liabilities	(118,366)	799,608	(4,531)
	(8,149,585)	(3,268,533)	(5,198,270)
Investing activities
Acquisition of property, plant and equipment	(8,687,455)	(461,182)	(213,108)
Mineral properties (Note 5)	(18,031,968)	(40,782,093)	(26,027,624)
Short term investments	(21,546,420)	25,690,243	13,313,313
Change in restricted cash	5,393,760	(2,024,914)	3,049,500
Investment and advances to BRC DiamondCore Ltd.	(5,966,186)	8,057	(3,739)
Proceeds on sale of Nevada Bob’s International	-	-	160,013
Proceeds on sale of Loncor	-	-	413,156
	(48,838,269)	(17,569,889)	(9,308,489)
Financing activities
Common shares issued and exercise of stock options for cash (net)	94,703,934	21,103,225	4,671,648
Effect of foreign exchange on cash held in foreign currency	4,398,752	(78,216)	6,039,131
Net increase (decrease) in cash during the year	42,114,832	186,587	(3,795,980)

Cash, beginning of year	2,353,600	2,167,013	5,962,993
Cash, end of year	$44,468,432	$2,353,600	$2,167,013
Supplemental cash flow information (Note 11)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Nature of Business
Banro Corporation's (the "Company") business focus is the exploration and development of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing and subsequently raised financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

Principles of Consolidation
These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments
Investments in the common stock of companies subject to significant influence are accounted for using the equity method.  Investments in companies where significant influence cannot be exerted are designated as available-for-sale.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

	Furniture and fixtures	-	20% declining balance basis
	Office equipment	-	Straight line over four years
	Vehicles	-	Straight line over four years
	Communication equipment	-	Straight line over four years
	Field camps	-	Straight line over four years
	Surveying equipment	-	Straight line over four years
	Geochemistry	-	Straight line over four years
	Field equipment	-	Straight line over four years
	Leasehold improvements	-	Straight line over life of lease

Machinery and equipment, which includes a purchased process plant, will not be depreciated until construction is completed.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Asset Impairment
The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the years ended December 31, 2009, 2008 and 2007.

Foreign Currency Translation
These consolidated financial statements are expressed in the functional currency of the Company, United States dollars (“U.S.$”).  The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate.  Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss.

Mineral properties
Exploration and development costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known.  As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration and development costs.  If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options
The Company has a stock option plan, which is described in Note 6(d).  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements.  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to share capital.  Shares are issued from treasury upon the exercise of stock options.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Asset Retirement Obligations
The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.  The Company has no asset retirement obligations recorded on its balance sheets as at December 31, 2009 and 2008.

Financial Instruments – recognition
and measurement
Held-for-trading financial instruments which include cash, are initially measured at fair value and changes in fair value are recognized in net loss for the year.

Loans and receivables, held-to-maturity financial instruments and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from impairment write-downs are recognized in net loss for the period. The Company’s short term investments are classified as held-to-maturity. Advances receivable are classified as loans and receivables while accounts payable are classified as other financial liabilities.

Available-for-sale (“AFS”) financial assets are recorded at fair value, with unrealized changes in fair value recorded in comprehensive income (loss) except for losses in value that are considered other than temporary.  Impairment losses that are considered other than temporary are recorded in the statement of operations and comprehensive income (loss) in the year the impairment occurs.

Income Taxes
The asset and liability method is used to determine income taxes.  Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date.  Net future income tax assets are offset by valuation allowances to the extent that they are not more likely than not to be realized.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Loss per Share
Loss per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year.  Diluted earnings per share is calculated using the treasury method.  The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the year.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

Use of Estimates
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of any revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures, stock options and assessment of other than temporary declines in investments.

Variable Interest Entities
Variable Interest Entities (“VIE's”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns.  The Company currently does not have any VIE's.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Future Accounting Standards

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 1582, Business Combinations, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests.  These sections will require that a non-controlling interest be presented as part of shareholder’s equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted.  The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) of the CICA confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Accounting Changes

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply to annual financial statements for fiscal years ending after September 30, 2009. Additional disclosures are included in Note 13.

Credit Risk and the Fair Value of Financial Assets and
Financial Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard was effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of the Company’s financial assets or liabilities.

Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the accounting of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been considered in the preparation of these consolidated financial statements and did not have any additional impact on the valuation of the Company’s exploration assets.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

2.	Short Term Investments

The Company has invested in a Canadian dollar (“Cdn$”) discount note with an interest rate of 0.22%, maturity of February 16, 2010 and a market value of $2,328,392 at December 31, 2009 (Cdn$ 2,447,075) (2008 - $1,996,620, Cdn$2,431,937).  In 2009, the Company had investments in U.S.$ commercial paper and discount notes with interest rates from 0.10% to 0.12%, maturity dates up to March 16, 2010 and a market value of $19,216,724 at December 31, 2009 (2008 - $nil).  As at December 31, 2008, $1,995,757 in short-term investments had been reclassified to restricted cash in the balance sheet (see Note 12).  Short term investments are held to maturity.

3.	Investments

Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

	December 31, 2009	December 31, 2008

BRC DiamondCore Ltd.	$1,991,682	$764,145

As at December 31, 2009, the Company owns 35,433,987 common shares, representing a 39.63% (December 31, 2008 – 14.35%) equity interest, in BRC DiamondCore Ltd. (“BRC).  In addition, as at December 31, 2009, an amount of $12,954 (December 31, 2008 - $4,317) was payable to BRC with respect to the Company’s share of common expenses in the Congo.  The principal business of BRC is the acquisition and exploration of diamond properties.  In September 2009, the Company advanced to BRC an amount of $5,919,684 (Cdn$6,337,991) that was used to pay in full all of BRC’s outstanding indebtedness to RBC Dominion Securities Inc. which had been previously guaranteed by the Company (see Note 12).  These funds were advanced by the Company under the terms and conditions of a promissory note repayable on demand and bearing interest based on the Royal Bank of Canada prime rate plus 1% per annum.

In November 2009, the Company entered into a debt settlement agreement with BRC with respect to the amount of Cdn$6,337,991 (the “Debt”) (U.S. $5,974,824) owed to the Company by BRC. Under this agreement, the Company accepted in full satisfaction of the Debt 31,689,955 common shares of BRC (the “Debt Shares”) issued by BRC from treasury.  Two directors of the Company have a call option on the Debt Shares, exercisable until April 15, 2011, which provides them with the right to require the Company to sell all of the Debt Shares to the said directors for an aggregate purchase price of Cdn$5,070,392.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

3.	Investments (continued)

Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

The Company's investment in BRC is summarized as follows:

Significant influence investment at December 31, 2007	$3,504,222
Share of loss to February 11, 2008	(14,256)
Share of Contributed Surplus at February 11, 2008	(333,270)
Cumulative Translation Adjustment at February 11, 2008	(503,570)
Gain on dilution	11,363,090
Fair value of Available-For-Sale (“AFS”) investment from February 12, 2008 to December 31, 2008	(13,247,753)
AFS investment at December 31, 2008	$768,463
Fair value of AFS investment to November 23, 2009	(484,576)
Acquisition of BRC shares at November 24, 2009	2,688,671
Share of loss from November 24 to December 31, 2009	(215,154)
Reduction in investment of BRC at December 31, 2009	(752,768)
Amount due to BRC as at December 31, 2009	(12,954)
Significant influence investment at December 31, 2009	$1,991,682

As a result of the said November, 2009 transaction, the Company’s equity investment in BRC increased from 14.35% to 39.63% of the issued and outstanding shares of BRC.  The Company recorded an additional investment of $2,688,671 based on the fair value of the shares of BRC at the date of transaction.  This resulted in a loss of $3,286,153 with respect to the debt settlement.

As at December 31, 2009, the Company has significant influence over BRC and therefore, the Company’s investment in BRC is accounted for using the equity method.  The Company recorded a loss of $752,768 to adjust the carrying value of the investment to its share of the net equity of BRC as at December 31, 2009.  The adjustment was made to reflect the net realizable value of the investment.

The assets and liabilities of BRC are translated into U.S. dollars at the year end rate of exchange for the purpose of incorporation into the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders’ equity.

Prior to the said November, 2009 transaction, the Company owned 3,744,032 shares of BRC or 14.35% of the issued and outstanding shares of BRC and recorded the investment in BRC at fair value, with unrealized changes in fair value recorded in comprehensive income (loss).  At November 23, 2009, due to current economic conditions that have impacted the demand for diamonds, BRC incurred a net loss for the year ended December 31, 2009. As a result of the significant uncertainty, the company recorded an impairment loss of $484,576 and transferred the full unrealized loss from comprehensive loss to net loss to reflect an other than temporary decline in value.

As at December 31, 2008, the Company recognized an unrealized loss of $13,247,753 to comprehensive loss to adjust the Company’s investment in BRC to its fair market value of $768,463. During the fourth quarter of 2008, the global economic down-turn, the credit crisis and the lack of available financing in the market, collectively resulted in a significant decline in the price of many products and commodities, including rough diamonds. BRC as well as many junior mining companies, particularly in the diamond sector, were severely impacted by the decline in price of commodities which in turn resulted in a significant decline in their stock market values during 2008, including BRC’s. As a result, the Company recorded an impairment loss of $13,247,753 and transferred the full unrealized loss from comprehensive loss to net loss to reflect an other than temporary decline in value.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

3.	Investments (continued)

Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of BRC for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that immediately following the completion of the acquisition, BRC had outstanding approximately 25.74 million shares and former Diamond Core shareholders held approximately 47% of BRC's outstanding shares.

As a result of this transaction with Diamond Core, the Company’s equity interest in BRC was reduced to approximately 14.55% and a dilution gain of $11,363,090 was recorded.  The Company no longer exercised significant influence over the operations of BRC and therefore reclassified this equity investment as available-for-sale.

BRC’s summarized consolidated balance sheet as at December 31, 2009, converted to U.S.$ at the year end rate of exchange, and income statement for the year ended December 31, 2009, converted to U.S. $ at the average rate of exchange, are as follows:

2009
Assets
Current assets	$787,529
Mineral properties	5,527,107
Property, plant and equipment	134,917

6,449,553

Liabilities	(1,391,175)

Net Equity	$5,058,378

November 24 - December 31, 2009
Statement of Operations
Interest income	$-
Expenses	(542,907)

Net Loss	$(542,907)

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

4.	Property, Plant and Equipment

December 31, 2009	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$158,463	$63,167	$95,296
Office equipment	501,201	312,756	188,445
Vehicles	1,117,264	823,462	293,802
Communication equipment	136,561	65,848	70,713
Field camps	953,993	451,075	502,918
Surveying equipment	106,780	96,700	10,080
Geochemistry	186,856	161,154	25,702
Field equipment	112,336	21,757	90,579
Equipment & machinery	7,700,541	-	7,700,541
Leasehold improvements	2,740	909	1,831

	$10,976,735	$1,996,828	$8,979,907

December 31, 2008	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$202,882	$80,114	$122,768
Office equipment	541,397	402,590	138,807
Vehicles	951,011	718,744	232,267
Communication equipment	93,343	56,337	37,006
Field camps	600,544	411,117	189,427
Surveying equipment	106,780	79,303	27,477
Geochemistry	186,856	136,778	50,078
Field equipment	32,011	19,813	12,198
Leasehold improvements	154,259	135,943	18,316

	$2,869,083	$2,040,739	$828,344

During the year ended December 31, 2009, the Company removed from its accounting records assets with a total cost of $577,060 that were fully depreciated and no longer in use.  The classes of assets affected included leasehold improvements, furniture and fixtures, office equipment, communication equipment, vehicles, field camps and field equipment.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

5.	Mineral Properties

a) Deferred Exploration and Development Expenditures

	Year ended December 31, 2009	Year ended December 31, 2008	Cumulative from inception in April 1994 to December 31, 2009

Exploration and development costs	$16,317,944	$40,791,660	$130,011,214
Stock option compensation expense	815,035	495,203	7,742,564
Amortization of property, plant and equipment	496,572	517,612	2,268,650
Deconsolidation of Loncor	-	-	(332,127)

Net expenditures	17,629,551	41,804,475	139,690,301
Effect of exchange rate change	-	-	2,511

	17,629,551	41,804,475	139,692,812
Write-off	-	-	(16,191,442)

	$17,629,551	$41,804,475	$123,501,370

b) Mineral Rights

	Year ended December 31, 2009	Year ended December 31, 2008	Cumulative from inception in April 1994 to December 31, 2009
Mineral rights	$-	$-	$9,701,194
Write-off	-	-	(9,681,194)

	$-	$-	$20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total mineral properties, December 31, 2009	$123,521,370

Total mineral properties, December 31, 2008	$105,891,819

Included in total mineral properties is a total cost of $1,268,505 (2008 - $935,452) paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares
Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

On June 25, 2009, the Company completed a financing involving the issuance of 43,479,000 common shares of the Company at a price of Cdn$2.30 per share for gross proceeds of Cdn$100,001,700 ($86,357,254).

On February 19, 2009, the Company completed a financing involving the issuance of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000.

On September 17, 2008, the Company completed a financing involving the issuance of 11,000,000 units of the Company at a price of $1.75 per unit for gross proceeds of $19,250,000.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant (a “Warrant”) entitles the holder to purchase one common share of the Company for $2.20 until September 17, 2011.  The underwriters who conducted the financing were RBC Capital Markets as lead manager, CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd.  In addition, the Company granted to the underwriters an option, exercisable until October 17, 2008, to purchase up to an additional 1,000,000 common shares and 500,000 Warrants at a price of $1.75 per unit.  This option was exercised in full, resulting in the issuance of 1,000,000 common shares and 500,000 Warrants of the Company on September 26, 2008 for gross proceeds of $1,750,000.

(c)	Share Purchase Warrants

As at December 31, 2009, the Company had outstanding Warrants to purchase 6,000,000 common shares of the Company at a price of $2.20 per share until September 17, 2011.

(d)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date.  As at December 31, 2009, the Company had 6,994,750 stock options outstanding to acquire common shares at a weighted-average price of Cdn$5.78 per share, expiring at various dates between January 2010 and December 2014.  The weighted averages of the remaining contractual life of outstanding and exercisable stock options are 3.29 years and 1.90 years, respectively.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

6.	Share Capital - (continued)

(d)  Stock Options - (continued)

The following table summarizes information about stock options during the year:

	Number of Options	Weighted average exercise price Cdn$
Outstanding at December 31, 2006	4,811,051	$8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	$9.81
Exercised	(622,801)	(4.70)
Forfeited	(22,500)	(2.00)
Granted	479,500	2.35

Outstanding at December 31, 2008	3,524,750	$9.74
Forfeited	(22,000)	3.10
Cancelled	(45,000)	15.00
Expired	(493,000)	3.87
Granted	4,030,000	2.17

Outstanding at December 31, 2009	6,994,750	$5.78

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

	Options outstanding and exercisable
Date of grant	Number outstanding at 12/31/09	Options Exercisable at 12/31/09	Exercise price Cdn$	Expiry date

01/21/04	200,000	200,000	3.00	01/21/10
02/11/05	90,000	90,000	4.70	02/11/10
07/19/05	3,750	3,750	5.25	07/19/10
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	596,000	13.52	10/24/11
12/18/06	915,000	915,000	15.00	12/18/11
3/29/07	35,000	35,000	15.00	3/29/12
8/24/07	300,000	300,000	12.00	8/24/12
9/26/08	277,500	208,125	3.10	9/26/13
10/30/08	180,000	135,000	1.10	10/30/13
3/2/09	200,000	-	2.00	3/2/14
3/26/09	3,175,000	-	2.15	3/26/14
4/6/09	10,000	-	2.16	4/6/14
9/1/09	280,000	-	2.30	9/1/14
9/14/09	75,000	-	2.55	9/14/11
11/2/09	190,000	-	2.30	11/2/14
12/14/09	50,000	-	2.30	12/14/14
12/16/09	50,000	-	2.30	12/16/14

	6,994,750	2,850,375

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

6.	Share Capital - (continued)

(d)  Stock Options - (continued)

During 2009, the Company recognized in the statement of operations as an expense $2,004,381  (2008 - $1,429,438; 2007 - $5,734,295) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan.  During 2008, the Company extended by one year to January 21, 2010, the expiry date of 200,000 stock options previously granted to a director of the Company.  These options were fully vested as of July 2005.  An additional expense of $36,329 with respect to this modification of the terms of a stock option was calculated in accordance with CICA Section 3870.55 “Stock-Based Compensation and other Stock-Based Payments” and is included in the amount recognized in the statement of operations.  The expense reflects the incremental fair value of the options calculated as the difference between the value of the modified options and the value of the old options immediately before their terms were modified.  In addition, an amount of $815,035 (2008 – $495,203; 2007 - $3,446,115) related to stock options issued to employees and a consultant of the Company’s subsidiaries in the Congo was capitalized as mineral properties.  During the year ended December 31, 2009, $92,116 (2008 – $Nil) was recorded as a consulting expense with respect to stock options granted to a consultant.  These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i)    risk-free interest rate: 1.35% to 1.90% (2008 – 2.02% to 2.83%; 2007 – 3.83% to 4.23%) which is based on the Canadian Zero Coupon Bond Rate

(ii)   expected volatility: 92.51% to 104.91% (2008 – 72.22% to 79.84%; 2007 – 51.63% to 52.51%) which is based on the Company’s stock price over 2 years

(iii)  expected life: 2-3 years (2008 –3 years; 2007 – 5 years)

(iv)  expected dividends: $Nil (2008 - $Nil; 2007 - $Nil)

A summary of the status of the Company’s non-vested options as at December 31, 2009 and changes during the year is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2008	554,500	$1.58
Granted	4,030,000	1.28
Forfeited	(22,000)	1.31
Vested	(418,125)	1.74

Non-vested at December 31, 2009	4,144,375	$1.27

As of December 31, 2009, the Company had 6,994,750 stock options issued and outstanding and an additional 5,720,682 stock options available for issuance under the Company’s Stock Option Plan.

As of December 31, 2009, there was $2,164,745 of unrecognized stock-based compensation cost related to 4,144,375 non-vested stock options.  The cost is expected to be recognized over a weighted average period of approximately 10.77 months.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

6.	Share Capital - (continued)

(d)   Stock Options - (continued)

The total intrinsic value of options exercised in 2009, 2008 and 2007 was $nil, $2,596,828 and $10,298,549, respectively.  The aggregate intrinsic value of outstanding and exercisable stock options was negative at December 31, 2009 as the majority of stock options had an exercise price that was greater than their market value, except for 180,000 outstanding options which had an intrinsic value of $143,867.

The weighted-average-grant date fair value of stock options granted was Cdn$1.28, Cdn$1.03 and Cdn$5.17 as at December 31, 2009, 2008 and 2007, respectively.

The total fair value of shares vested during the years ended December 31, 2009, 2008, 2007 was $729,501, $4,032,750, and $8,692,493, respectively.

Cash received on exercise of stock options during the years ended December 31, 2009, 2008 and 2007 was $nil, $2,903,846 and $5,302,495, respectively.

The number of outstanding options and warrants excluded from the diluted loss per share calculation as these would be anti-dilutive, for the years ending December 31, 2009, 2008 and 2007 were 12,994,750, 9,524,750 and 3,690,551, respectively.

All stock options granted are expected to vest.

(e)   Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2009, amounting to 83,599,461 (2008 – 43,770,280; 2007 – 39,678,835) common shares.

Diluted loss per share was calculated using the treasury stock method.  Dilutive stock options and warrants were determined by using the Company’s average share price for the period.  For the year ended December 31, 2009, the average share price used was $1.91.

7.	Related Party Transactions

Directors fees of $120,000 (2008 - $115,000; 2007 – $90,000) were paid to non-executive directors of the Company.

Legal fees of $743,712 (2008 - $765,780; 2007 – $435,942), incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At December 31, 2009, $29,772 (2008 - $87,195; 2007 - $9,551) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

Prior to September 2009, the Company acted as a guarantor of a Cdn$6,000,000 line of credit that RBC Dominion Securities Inc. had provided to BRC (see Notes 3 and 12 for additional information regarding this arrangement).

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

8.	Lease Commitments

Rent expense for the years ended December 31, 2009, 2008 and 2007 was $650,891, $509,139 and $347,740, respectively.

The Company's future minimum lease commitments for office premises as at December 31, 2009 for the remaining two years are as follows:

2010	$145,915
2011	15,000
$160,915

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and mineral properties is as follows:

	December 31, 2009	December 31, 2008

Congo – mineral properties	$123,521,370	$105,891,819
Congo – capital assets	8,760,656	753,453
Canada – capital assets	219,251	74,891
	$132,501,177	$106,720,163

10.	Income Taxes

The Company’s income tax provision (recovery) for the years ended December 31, 2009 and 2008 have been calculated as follows:

	2009	2008

Net loss for the year	$4,764,669	$8,470,492

Combined federal and provincial income tax rates	33%	33.5%

Income tax recovery at Canadian federal and provincial statutory rates	$(1,572,341)	$(2,837,615)

Share issue costs	-	46,013
Foreign exchange on revaluation and others	(9,569,996)	-
Non deductible amounts expensed	1,080,690	491,455
Losses expired	-	1,793,078
Gain on dilution	-	(3,707,650)
Change in tax rate	2,484,900	1,457,037
Capital items	190,532	-
Change in valuation allowance	7,386,215	2,757,682

	$-	$-

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

10.	Income Taxes – (continued)

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Property, plant and equipment	$41,895	$46,020
Investments	201,587	1,900,665
Foreign exchange	-	(915,751)
Share issue cost	1,929,720	1,166,196
Non-capital losses carried forward	7,050,800	4,673,348
Capital losses carried forward	5,032,690
Net future tax asset before valuation allowance	14,256,692	6,870,478
Valuation allowance	(14,256,692)	(6,870,478)

Net future tax asset	$-	$-

As at December 31, 2009, the Company had estimated capital losses for Canadian tax purposes of $40,261,523. These losses do not expire and may be utilized to reduce future capital gains, if any.

As at December 31, 2009, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below.  These tax losses will expire as follows:

2015	$4,200,000
2027	4,000,000
2028	7,300,000
2029	12,500,000
$28,000,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses, capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

11.	Supplemental Cash Flow Information

During the years indicated the Company had the following significant non-cash transactions not already disclosed elsewhere in the financial statements as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Amortization included in mineral properties	$496,572	$517,612	$481,495
Stock option compensation included in mineral properties	$815,035	$495,203	$3,446,115
Interest paid	$-	$-	$-

12.	Commitments and Guarantees

RBC Dominion Securities Inc. (the “Lender”) provided BRC a Cdn$6,000,000 line of credit (the “Facility”).  The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008.   The Company agreed to act as guarantor of the Facility.  The said guarantee was secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008.  BRC did not repay the amounts outstanding under the Facility.  At December 31, 2008, an amount of $5,074,414 was classified as restricted cash in order to account for the guarantee.  In September 2009, the Company paid to the Lender on behalf of BRC the full amount owed of Cdn$6,337,991 ($5,974,824) and the Company was fully released and discharged from the guarantee.  See Note 3 for additional information.

13.	Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, advances receivable, short-term investments, restricted cash and accounts payable approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The fair value hierarchy established by CICA Section 3862 “Financial Instruments – Disclosures” establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Management (continued)

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s assets are measured as follows:

Cash – The carrying value of cash approximates fair value as maturities are less than three months.

	Fair Value Measurements at Reporting Date Using:
December 31, 2009
Assets:	Level 1	Level 2	Level 3
Cash	$44,468,432	-	-

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars, Congolese francs, South Africa rands, British pounds and Australian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Management (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2009. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had an equal but opposite effect as at December 31, 2009.

	Canadian dollars	Congolese francs	South African rand	British pounds	Australian dollars
Cash	40,155,918	193,329	2,342,913	-	-
Short-term investments	2,447,434	-	-	-	-
Prepaid expenses	141,591	-	37,601	-	-
Accounts payable	(267,530)	-	(467,982)	(139,981)	(1,770)
Total foreign currency net working capital	42,477,413	193,329	1,912,532	(139,981)	(1,770)
US$ exchange rate	0.9515	0.0012	0.1349	1.6149	0.8972
Total foreign currency net working capital in US$	$40,417,258	$232	$258,001	$(226,055)	$(1,588)
Impact of a 10% strengthening of the US$ on net loss	$4,041,726	$23	$25,800	$(22,606)	$(159)
Impact of a 10% strengthening of the US$ on other comprehensive income	$-	$-	$-	$-	$-

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

13.	Financial Instruments and Risk Management (continued)

Credit Risk (continued)

The carrying amount of financial assets represents the maximum credit exposure.  The Company’s gross credit exposure at December 31, 2009 and December 31, 2008 is as follows:

	December 31, 2009	December 31, 2008

Cash	$44,468,432	$2,353,600
Short-term investments	21,547,571	-
Advances receivable	89,821	93,083
Restricted cash	-	5,074,414
	$66,105,824	$7,521,097

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

14.	Capital Management

The Company manages its cash, common shares, Warrants and stock options as capital. The Company’s policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by attracting shareholders who understand the long term value of the business being developed. The Company intends to maintain this approach throughout the development stage of the Company.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

15.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Mineral Properties

U.S. GAAP requires that deferred exploration expenditures pertaining to mineral properties with no proven reserves be reflected as an expense in the period incurred.

(b)	Marketable Securities

Prior to 2007, under accounting principles generally accepted in Canada, gains (losses) in shares of public companies were not recognized until investments were sold unless there was deemed to be an impairment of value which is other than temporary. Under U.S. GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 (ASC 320), the Company accounted for its marketable securities available for sale. In 2007 after the adoption of Section 3855 of the CICA Handbook, this investment was also designated as available for sale and no difference remains in the securities.

(c)	Investment in BRC

The investment in BRC is classified as an equity investment.  For U.S. GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves.

Under Canadian GAAP, the dilution gains are recorded in income.  Under U.S. GAAP, per Staff Accounting Bulletin (“SAB”) Topic 5-H because the investee is in the exploration stage, the dilution gains must be included in capital.

(d)	Recently issued United States Accounting Standards

On May 28, 2009, the Financial Accounting Standards Board (“FASB”) issued FAS 165 (ASC 855), Subsequent Events (“FAS 165 (ASC 855)”).  FAS 165 (ASC 855) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  An entity must recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including estimates inherent in the process of preparing financial statements.  However, an entity shall not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before the financial statements are issued or are available to be issued.  This statement is effective for annual and interim periods ending after June 15, 2009.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(d)	Recently issued United States Accounting Standards (continued)

On April 9, 2009, the FASB issued FASB Staff Position FAS 107-1 (ASC 825-10-50), Interim Disclosures about Fair Value of Financial Instruments (“FSP 107-1 (ASC 825-10)”).  FSP 107-1 (ASC 825-10-50) amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  FSP 107-1 (ASC 825-10-50) also amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require those disclosures summarized financial information at interim reporting periods.  FSP 107-1 (ASC 825-10-50) is for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  An entity may have to early adopt FSP 107-1 (ASC 825-10-50) if certain requirements are met.  FSP 107-1 (ASC 825-10-50) does not require disclosures for earlier periods presented for comparative purposes at initial adoption.  In periods after initial adoption, FSP 107-1 (ASC 825-10-50) requires comparative disclosures only for periods ending after initial adoption.  The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

Consolidated Statements of Operations and Other Comprehensive Loss

For the years ended December 31	2009	2008	2007

Net loss for the year per Canadian GAAP	$(4,764,669)	$(8,470,492)	$(4,315,805)
Mineral Properties (Note 15a)	(17,629,551)	(41,804,475)	(29,955,234)
Adjustment for marketable securities sold	-	-	18,825
Additional share of equity loss under U.S. GAAP (Note 15c)	(2,004,636)	(4,413,230)	(1,719,437)
Removal of dilution gain under Canadian GAAP (Note 15c)	-	(11,363,090)	(1,124,780)
Impairment adjustment	-	6,767,500	-
Loss per U.S. GAAP	(24,398,856)	(59,283,787)	(37,096,431)
Other comprehensive gain(loss) – Cumulative translation adjustment	-	(1,685,139)	61,669
Other comprehensive gain (loss) – Adjustment for marketable securities available for sale	-	-	(18,825)
Total comprehensive loss per U.S. GAAP	$(24,398,856)	$(60,968,926)	$(37,053,587)
Loss per share (basic and diluted)	$(0.29)	$(1.35)	$(0.94)

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008

Total assets per Canadian GAAP	$206,061,806	$115,274,121
Equity investment	(2,004,636)	-
Mineral Properties (Note 15a)	(123,521,370)	(105,891,819)

Total assets per U.S. GAAP	$80,535,800	$9,382,302

Total liabilities per Canadian GAAP	$2,232,072	$4,295,184
Total liabilities per U.S. GAAP	$2,232,072	$4,295,184

Shareholders’ equity per Canadian GAAP	$203,829,734	$110,978,937
Equity investment adjustments (Note 15c)	(2,004,636)	-
Mineral Properties (Note 15a)	(123,521,370)	(105,891,819)

Total shareholders’ equity per U.S. GAAP	$78,303,728	$5,087,118

Total liabilities and shareholders’ equity per U.S. GAAP	$80,535,800	$9,382,302

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

Consolidated Statements of Cash Flows

For the year ended December 31,	2009	2008	2007

Cash flow provided by (used in)

Operating activities per Canadian GAAP	$(8,149,585)	$(3,268,533)	$(5,198,270)

Mineral Properties (Note 15a)	(18,031,968)	(40,782,093)	(26,027,624)

Operating activities per U.S. GAAP	(26,181,553)	(44,050,626)	(31,225,894)

Investing activities per Canadian GAAP	(48,838,269)	(17,569,889)	(9,308,489)
Mineral Properties (Note 15a)	18,031,968	40,782,093	26,027,624

Investing activities per U.S. GAAP	(30,806,301)	23,212,204	16,719,135

Financing activities per Canadian & U.S. GAAP	94,703,934	21,103,225	4,671,648

Effect of foreign exchange on cash	4,398,752	(78,216)	6,039,131

Net increase (decrease) in cash during the year	42,114,832	186,587	(3,795,980)

Cash, beginning of year	2,353,600	2,167,013	5,962,993

Cash, end of year	$44,468,432	$2,353,600	$2,167,013

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars except where otherwise indicated)
December 31, 2009, 2008 and 2007

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)	Additional information required under Item 18 of Form 40-F.

1.  Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.  As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP
For the period from inception to December 31, 2009

Mineral properties	$(149,394,006)
General and administrative expenses	(41,408,990)
Interest income	5,943,777
Other	(24,073,772)
Net loss from inception to December 31, 2009, being the deficit accumulated during the exploration stage	$(208,932,991)

Consolidated summarized statement of cash flows – U.S. GAAP
For the period from inception to December 31, 2009

Cash flows used in operating activities	$(188,707,431)
Cash flows provided from investing activities	(9,808,263)
Cash flows provided by financing activities	231,597,950
Effect of exchange rates on cash	11,386,176
Cumulative increase in cash from inception being Cash, December 31, 2009	$44,468,432

2. Valuation Accounts

Deferred tax asset valuation allowance	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
December 31, 2009	$6,870,478	7,386,214	-	-	$14,256,692
December 31, 2008	$4,112,796	-	2,757,682	-	$6,870,478